1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

August 21, 2017

Sent by Email Only

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance – Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Email: GowetskiJ@sec.gov

Re:	Property Income Trust LLC (the “Company”)

Draft Offering Statement on Form 1-A

Submitted February 2, 2017

CIK No. 0001694046

Dear Ms. Gowetski:

Set forth below are the responses of Property Income Trust LLC (the “Company”) to the comment letter dated March 1, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance – Office of Real Estate and Commodities (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced Offering Statement on Form 1-A submitted in confidential draft form on February 2, 2017 (the “Offering Statement”). To facilitate your review, the comments contained in the Comment Letter are restated below in italics, followed by the Company’s responses to each comment.

The Company is contemporaneously filing Amendment No. 1 to the Offering Statement on a non-confidential basis through EDGAR, and has enclosed herewith clean and blacklined versions of the Offering Statement showing the Company’s changes to the Offering Statement.

General

1.	Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response to Comment No. 1

The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its share redemption program and has reviewed the applicability of Regulation M to such program.

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

August 21, 2017

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 2

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share redemption program and has reviewed the applicability of the tender offer rules to such program.

3.	We note that information regarding the company will be available through www.MasciaDev.com and www.PropertyIncomeTrust.net. Please clarify the extent to which the Sponsor owns and operates these websites.

Response to Comment No. 3

The Company has revised the Offering Circular to note that the Company’s sponsor, Mascia Development LLC (the “Sponsor”), owns and operates both websites. We note that the domain previously identified as www.propertyincometrust.net in the Offering Circular has been changed to www.propertyincome.com.

4.	Please revise to provide the disclosure required by Items 12 and 25 of Form S-11. To the extent you do not propose to engage in a particular activity with respect to Item 12, provide a specific statement to that effect. Refer to Instruction 1 to Item 12 of Form S-11.

Response to Comment No. 4

In response to the Staff’s comment, the Company has added a section to the Offering Circular titled “Policies with Respect to Certain Activities” addressing each of the items required by Items 12 and 25 of Form S-11 and containing cross-references to other sections of the Offering Circular as appropriate.

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

August 21, 2017

Our Company and Business

5.	We note your targeted annual cash distribution to investors of “6.0% - 10.0% (sometimes called a cash on cash return or yield) with a pretax Total Return of 8.0% - 12.0%.” Although we further note your disclosure that there is no guarantee you will achieve these results, please provide an analysis detailing your reasonable basis for such returns. As part of your analysis, please include how you considered that you are a blind pool and have no operations. We may have further comment.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the Offering Circular to remove this disclosure.

Compensation of Our Manager

6.	Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations.

Response to Comment No. 6

In response to the Staff’s comment, we note that the Offering Circular discloses (at page 65 of the amended version) an estimate of the annual asset management fees charged to investors assuming the Company raises the maximum offering amount. The Company respectfully submits that, for the reasons explained in the “Compensation of Our Manager” section of the Offering Circular, the other “front-end” fees (e.g., acquisition fees) are not capable of reliable estimation at this time because they will depend on numerous undetermined factors, including, without limitation, the amount of capital raised in the offering, the number and cost of assets that meet the Company’s investment criteria, and the availability and desirability of debt financing. The Company therefore believes such disclosure would be speculative and unhelpful to potential investors.

Prior Performance Summary

7.	Please balance your prior performance narrative summary by discussing any material adverse business developments or conditions experienced by the prior programs. Refer to Item 8(A)(2) of Industry Guide 5.

Response to Comment No. 7

In response to the Staff’s comment, the Company notes that there have not been any material adverse business developments or conditions experienced by the prior programs of the Company’s Sponsor discussed in the prior performance narrative summary of the Offering Circular. The Company has added this disclosure to the Offering Circular.

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

August 21, 2017

8.	We note your reference on page 66 to $2.5 billion of other transactions in which Mr. Mascia and his affiliates were involved in the past. We also note your disclosure on page 67 regarding returns by real estate assets managed by the Sponsor’s principals. Please tell us whether the returns on page 67 relate to completed programs of your Sponsor and how these returns correlate to the returns provided in Table IV on page A-5. To the extent these returns relate to investments from programs that are not completed or that were not sponsored by your Sponsor or its principals, please remove this disclosure.

Response to Comment No. 8

In response to the Staff’s comment, the Company notes that the returns described above related to investments from both completed and ongoing programs, and that the Company has removed this disclosure from the Offering Circular.

9.	We note your disclosure that the Sponsor and its affiliates acquired a total of 19 properties with total project costs of approximately $43 million, of which approximately 95% was provided by investors. Please revise to disclose the total amount of money raised from investors. Refer to Item 8(A)(1) of Industry Guide 5. Please also clarify any method of financing involved in the acquisition of these properties. Refer to Item 8(A)(4) of Industry Guide 5.

Response to Comment No. 9

In response to the Staff’s comment, the disclosures on page 69 of the revised Offering Circular have been revised to clarify that our Sponsor and its affiliates have acquired a total of 19 properties with total project costs of approximately $43 million, of which:

●	Approximately $2,034,861 in equity was contributed by the Sponsor or its affiliates, representing approximately 15.7% of the total equity and 4.7% of the total project costs;

●	Approximately $10,923,572 in equity was raised from investors, representing approximately 84.3% of the total equity and 25.4% of the total project costs; and

●	The remainder, approximately $30,041,566, was provided in the form of mortgage and other debt financing from financial institutions, representing approximately 69.9%% of the total project costs.

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

August 21, 2017

The reference to “95%” in the prior draft of the Offering Circular erroneously grouped capital contributed from outside investors together with property-level mortgage and other debt financing on such properties, and has been removed.

Securities Being Offered

10.	We note your disclosure on page 70 that Series A Investor Shares generally may be freely traded. Please revise throughout your offering circular to clarify, if true, that your securities are illiquid.

Response to Comment No. 10

In response to the Staff’s comment, we have revised the disclosure on page 73 of the revised Offering Circular to clarify that there is no established market for the Series A Investor Shares and that such securities are illiquid.

Policy with Respect to Valuation of Our Assets

11.	Please provide us, on a supplemental basis, with your template for future NAV disclosures. With a view to disclosure, please also provide us an analysis regarding your calculation of NAV, including:

●	the process by which the value estimate was determined, including the role of each of the parties involved in the process and the primary valuation methods used;

●	the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

In addition, please revise to clarify that you will file a post-qualification amendment to reflect any changes in your offering price.

Response to Comment No. 11

In response to the Staff’s comment, the Company has appended as Appendix A hereto a template of its future NAV disclosures. The Company has also revised the “Policy with Respect to Valuation of Our Assets” section of the Offering Circular beginning on page 75 of the revised Offering Circular to include additional disclosures regarding the processes and assumptions involved in the calculation of NAV, which will be based on the direct capitalization methodology. The Company has also revised the “Price of Series A Investor Shares” section beginning on page 71 of the revised Offering Circular to clarify that it will file a post-qualification amendment to reflect any changes in the offering price.

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

August 21, 2017

Financial Statements as of and for the Year Ended December 31, 2016

12.	Please tell us your basis for providing unaudited financial statements as of and for the fiscal year ended December 31, 2016 given you adopted the calendar year as your basis of reporting and are conducting a Tier 2 offering.

Response to Comment No. 12

In response to the Staff’s comment, we have provided audited financial statements as of and for the fiscal year ended December 31, 2016.

Statement of Cash Flows, page F-16

13.	It appears that the amounts provided for net cash used in operating activities and net cash provided by financing activities for the fiscal year ended December 31, 2016 are from inception, and not such fiscal year end. Please amend to revise or advise.

Response to Comment No. 13

In response to the Staff’s comment, we have provided audited financial statements as of and for the fiscal year ended December 31, 2016, which include amounts for net cash used in operating activities and net cash provided by financing activities for such fiscal year only.

Part III – Exhibits

14.	We note your disclosure that money will be held in escrow by a third-party until you review the subscription and decide whether to accept it. Please file a copy of your escrow agreement as an exhibit. Refer to Item 17(8) of Form 1-A.

Response to Comment No. 14

The Company has determined that it will not place investor funds into escrow pending review of subscriptions, and has therefore revised the Offering Circular to remove references to the escrow account.

Exhibit 11

15.	We note you provided the consent of your independent auditor pursuant to Item 17.11. of Part II of Form 1-A. Given this, please tell us why you have not provided an “Experts” caption within your offering circular. To the extent you determine such disclosure is required, have your independent auditor also amend its consent to acknowledge the reference to them under such caption.

Response to Comment No. 15

In response to the Staff’s comment, the Company has added an “Experts” caption and accompanying disclosure to the revised Offering Circular at page 105. The Company has also filed a revised consent of our independent auditor, Artesian CPA, LLC, as Exhibit 1A-11 to the Offering Statement.

*    *    *

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

August 21, 2017

Thank you for your continued attention to this matter. We are available at the Staff’s convenience should you have any further questions regarding this matter.

Very truly yours,
/s/ Markley S. Roderick
Markley S. Roderick

Enclosures

cc: Mark A. Mascia, CEO (sent via email with enclosures)

APPENDIX A

Property Income Trust LLC

2407 Columbia Pike, Suite 200

Arlington, VA 22204

Tel. 703-920-2200

www.PropertyIncome.com

SUPPLEMENT NO. __ TO THE OFFERING CIRCULAR DATED _________, 201_

FILED PURSUANT TO RULE 253(G)(2) (FILE NO. __________)

_______, 201_

This supplement (the “Supplement”) is intended to supplement the Offering Circular of Property Income Trust LLC (the “Company,” “we,” “us,” or “our”) dated ________, 201_ (the “Offering Circular”) and should be read together with the Offering Circular. Unless otherwise defined in herein, capitalized terms have the same meanings given to them in the Offering Circular.

Quarterly Pricing Supplement

On _______, 201_, the Company’s net asset value (NAV) per Series A Investor Share is $______.

The following sets forth our Manager’s calculation of NAV:

Net Assets as of _______, 20__:
Real Estate Properties, at Fair Value (1)	$
Non-Real Estate Assets (1)
Cash and Cash Equivalents
Prepaid and Other Costs
[Other]
Total Assets	$
Liabilities (1)
Financing
Deferred Revenue
Other Liabilities
Total Liabilities
Net Asset Value (2)	$

(1)	For more information, please refer to the section of the Offering Circular titled “Policy with Respect to Valuation of Our Assets.”
(2)	The Company’s NAV per share is also available at the Company's website at www.propertyincome.com.

Key Assumptions

The following are the key assumptions used in the direct capitalization model to estimate the value of the Company's real estate properties:

Property	Type	Overall Cap Rate		Direct Cap Value
Property 1	Medical	[ ]%		$
Property 2	Retail	[ ]%		$
Property 3	Office	[ ]%		$
[Etc.]		[ ]%		$
		[ ]%		$
		[ ]%		$
Weighted Average Basis			%

A change in the cap rates used would impact the calculation of the value of the Company's real estate properties. For example, assuming all other factors remained constant, an increase in the weighted average annual overall capitalization rate of 0.25% would reduce the value of the Company’s real properties as of _______, 201_ by approximately ___%. This is only a mathematical illustration and is not intended to qualify the values reflected above.